Mail Stop 3561

May 3, 2007

David B. Wyshner-Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

   Re: **Avis Budget Group Inc.**
      Form 10-K for the year ended December 31, 2006
      Filed March 1, 2007
      File No. 001-10308

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          David R. Humphrey
          Branch Chief